UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

       Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
                   Under the Securities Exchange Act of 1934


                          For the month of March 2004


                                 De Rigo S.p.A.
                  (Translation of registrant's name in English)

                                Republic of Italy
                 (Jurisdiction of incorporation or organization)

                           Zona Industriale Villanova
                              32013 Longarone (BL)
                                      Italy
                    (Address of principal executive offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F  X    Form 40-F
                                     ---            ---

                       (Indicate by check mark whether the
                          registrant by furnishing the
                      information contained in this form is
                           also thereby furnishing the
                               information to the
                           Commission pursuant to Rule
                               12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes        No X
                                     ---       ---

For further information, please contact:                         31st March 2004
Maurizio Dessolis                                          FOR IMMEDIATE RELEASE
Chief Financial Officer
Tel. +39 0437 7777
Fax +39 0437 770727
e-mail: investor@derigo.com
NYSE: DER

                                     DE RIGO
               ANNOUNCES A STRONG INCREASE OF 74.5% IN NET INCOME

On March 30, the board of directors of De Rigo S.p.A. approved the consolidated results for 2003, which evidenced a strong improvement in the Group's profitability, as demonstrated by net income growth of 74.5%, as well as a substantial reduction of net financial debt.

Highlights of the Group's unaudited consolidated results for 2003 include:

o Net sales amounted to EUR 504.8 m(1), a decrease of 1.5% from the EUR 512.5 m posted last year. The decrease in net sales was primarily due to the appreciation of the Euro against other currencies in which De Rigo makes sales. When calculated on a constant exchange rate basis, De Rigo's consolidated net sales increased by 3.5%(2).

o EBITDA(3) increased by 16.9% to EUR 51.8 m from the EUR 44.3 m posted in 2002, and represented 10.3% of net sales, as compared with 8.6% last year.

o Income from Operations grew by 49.1% to EUR 24.9 m from the EUR 16.7 m recorded in 2002, and represented 4.9% of net sales, as compared with 3.3% last year.

o Net Income amounted to EUR 18.5 m, an increase of 74.5% from the EUR 10.6 m recorded in 2002 and represented 3.7% of net sales, as compared with 2.1% last year.

o At 31st December 2003, the net financial position(4) of the De Rigo Group was a debt of only EUR 3.6 m, as compared with the debt of EUR 63.2 m recorded at 31st December 2002. This very significant improvement in the Group's net financial position was primarily attributable to the cash generated by De Rigo's retail and wholesale businesses, as well as to the proceeds from the Group's sale of its interest in Eyewear International Distribution ("EID"), which together allowed De Rigo to sharply reduce its outstanding bank debt.

---------------------------
1 The Group reports its results in Euro. On March 30th, 2004, the official Euro/U.S. Dollar exchange rate, as reported by the European Central Bank, was EUR 1 = USD 1.2187. The financial results reported in this press release have not been audited by the Group's independent public accountants and are presented on the basis of accounting principles generally accepted in Italy ("Italian GAAP").
2 In addition to reporting its Italian GAAP results, the De Rigo Group uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of its operating results into Euro. In doing so, the Group has calculated its sales for 2003 on the basis of the same average exchange rates used to calculate sales for 2002. The Company believes that these non-GAAP financial measures provide useful information to both management and investors by allowing a comparison of sales performance on an exchange rate neutral basis. The De Rigo Group's method of calculating sales performance excluding the impact of changes in exchange rates may differ from methods used by other companies.
3 The Group believes that the EBITDA and the other non-Italian GAAP data included in this release, when considered in conjunction with (but not in lieu of) other measures that are computed in accordance with Italian GAAP, enhance an understanding of the Group's results of operations. The Group's management uses EBITDA as one of the bases on which it analyses the performance of the Group and its segments, as management generally does not have control over the amortization periods for goodwill and other intangibles or the related depreciation amounts. EBITDA should not, however, be considered in isolation as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. The Group calculates EBITDA as being equal to Income from Operations plus depreciation and amortization, as detailed in the table accompanying this release, which also includes a detailed reconciliation between EBITDA and the other non-Italian GAAP measures used in this release and the most directly comparable Italian GAAP measures.
4 In accordance with Italian practice, management uses net financial position as the primary measure of the Group's debt position. A detailed reconciliation between net financial position and the most directly comparable Italian GAAP measure is provided in the accompanying table.

The results posted by the Group in 2003 reflected the contribution of each of the Company's three business segments (Wholesale & Manufacturing, Retail and EID(5)) during all or a portion of the periods under review.

The following table summarizes the principal unaudited results of each of the Group's business segments for the periods indicated in millions of EUR:

------------------------------- -------------------------- ----------------------------- ------------------------------
Group's                                                                                        INCOME FROM
Business Segments                     SALES      % Change       EBITDA       % Change          OPERATIONS      % Change
------------------------------- -------------------------- ------------------------------ -----------------------------
                                   2003      2002              2003     2002                  2003      2002
Wholesale & Manufacturing         136.2     141.1   -3.5%      18.4     11.5    +60.0%        13.6       7.2    +88.9%
Retail                            361.5     359.6   +0.5%      31.2     32.2     -3.1%         9.6      10.4     -7.7%
         - D&A                    230.8     236.2   -2.3%      10.1     11.0     -8.2%         1.2       1.5    -20.0%
         - GO                     130.7     123.4   +5.9%      21.1     21.2     -0.5%         8.4       8.9     -5.6%
EID                                19.8      31.2  -36.5%       2.2      0.6   +266.7%         1.7      -0.9   +288.9%
Intercompany Eliminations         -12.7     -19.4  -34.5%         -        -                    -         -

------------------------------- -------------------------- ------------------------------- ----------------------------
Total                             504.8     512.5   -1.5%      51.8     44.3    +16.9%        24.9      16.7    +49.1%
------------------------------- -------------------------- ------------------------------- ----------------------------


Wholesale & Manufacturing

Sales of the wholesale & manufacturing segment amounted to EUR 136.2 m, a decrease of 3.5% as compared with EUR 141.1 m in 2002. When calculated on a constant exchange rate basis, the business segment's sales decreased by 1.9%. The decrease in wholesale & manufacturing sales was primarily due to lower unit sales in certain European markets, primarily in Italy, as well as to a decline in the segment's sales to EID. Other markets, particularly in the Far East, evidenced some signs of growth.

Gross margins at the wholesale & manufacturing segment increased, reflecting improved efficiencies in the manufacturing process and a more favourable sales mix, as the segment's sales of premium priced brands in geographical areas offering higher margins increased, while lower margin sales to EID decreased.

Primarily as a result of the higher gross margin, both EBITDA and Income from Operations grew sharply: EBITDA increased by 60.0% to EUR 18.4 m from the EUR
11.5 m recorded in 2002 and represented 13.5% of net sales, as compared with 8.2% last year; Income from Operations increased by 88.9% to EUR 13.6 m from EUR
7.2 m in 2002, and represented 10.0% of net sales, as compared with 5.1% last year.

Retail

Sales of the retail segment increased by 0.5% to EUR 361.5 m, as compared with the EUR 359.6 m posted in 2002. The increase in net sales reflected same store sales growth of 4.3% at General Optica ("GO"), the Group's Spanish retail chain, and same store sales growth of 7.6% at Dollond & Aitchison ("D&A"), the Group's British retail chain, as well as GO's expansion of its network of company-owned and franchised stores. These factors more than offset the negative effects of the appreciation of the Euro against the Pound Sterling, which depressed D&A's sales in Euro terms. When calculated on a constant exchange rate basis, net sales through the retail companies increased by 7.0%.

GO grew sales by 5.9% to EUR 130.7 m, on top of the 11.6% sales increase posted in 2002. EBITDA amounted to EUR 21.1 m, essentially unchanged from the EUR 21.2 m posted in 2002, representing 16.1% of sales as compared with 17.2% last year. Income from Operations amounted to EUR 8.4 m, a decrease of 5.6% from the EUR
8.9 m posted in 2002, representing 6.4% of sales, as compared with 7.2% last year. The reduction in the GO's operating results was primarily due to the negative impact of start-up costs at the stores opened in the last two years, reflecting the fact that GO's new stores generally only reach break-even during their third year of activity, as well as to costs associated with the incorporation of the new franchising department, which is guiding the expansion of GO's franchised stores network.

5 As previously announced, on July 23, 2003, De Rigo sold its 51% interest in EID, the former joint venture for the marketing and distribution of Prada eyewear, to the Prada Group. As a consequence of this transaction, EID is no longer one of De Rigo's business segments. Accordingly the results reported for the former segment in 2003 only reflects EID's results prior to the Group's sale of its interest and no narrative comparison of the segment's results is being presented in this release.

D&A increased sales by 7.5% in Pound Sterling terms, reflecting the success of an aggressive marketing campaign focussed on improving customers' perception of D&A's services in order to increase sales volumes and gain market share. The impact of these increased promotional activities was reflected in a lower gross margin, and the effect on operating results in D&A's home currency was only partially offset by greater operating efficiencies. As a result, EBITDA increased by 1.0% in Pound Sterling terms, while Income from Operations in Pound Sterling terms decreased by 12.0%. The decline in the value of the Pound Sterling against the Euro had a negative effect on D&A's results when expressed in the Group's reporting currency. Sales amounted to EUR 230.8 m, a decrease of 2.3% as compared with 2002, EBITDA amounted to EUR 10.1 m, a decrease of 8.2% as compared with 2002, and represented 4.4% of sales, having represented 4.7% last year, while Income from Operations amounted to EUR 1.2 m, a decrease of 20.0% as compared with 2002, and represented 0.5% of sales, having represented 0.6% last year.

EBITDA for the retail segment as a whole amounted to EUR 31.2 m, a decrease of 3.1% from EUR 32.2 m posted in 2002 and represented 8.6% of sales, as compared with 9.0% last year. Income from Operations for the segment as a whole amounted to EUR 9.6 m, a decrease of 7.7% from EUR 10.4 m in 2002 and represented 2.7% of sales, as compared with 2.9% last year.


Additional Information and Board of Directors' resolutions

o Income taxes amounted to EUR 14.9 m, as compared with EUR 0.0 m in 2002. The Group's income was taxed at an effective rate of 39.4%, as compared with an effective tax rate of 0.0% last year. The significant increase in the effective tax rate was primarily due to a higher tax rate in the Wholesale & Manufacturing business segment, reflecting the expiration of certain Italian tax incentives from which the segment had benefited in the past.

o Basic earnings per share were EUR 0.41, an increase of 70.8% as compared with EUR 0.24 in 2002. Diluted earnings per share were EUR 0.41, an increase of 78.3% as compared with EUR 0.23 in 2002.

o Additions to property, plant and equipment amounted to EUR 11.5 m in 2003, as compared with EUR 16.1 m last year. The decrease was primarily attributable to lower investments in the refitting of GO and D&A stores, as well as to lower investments in EID as a result of the sale of the Group's interest.

o Other net income amounted to EUR 14.5 m, as compared to an other net loss of EUR 3.6 m posted last year. This notable increase was primarily due to the sale of the controlling interest in EID, which contributed EUR 11.8 m to other net income (including EUR 3.7 m attributable to other investors, which was deducted from the Group's consolidated results as part of minority interests).

o De Rigo's shareholders have authorized the company to buy back up to 4.4 million of its ADSs in market transactions on the NYSE. As of the date of this release, the Company has bought back 223,000 ADSs, representing an equivalent number of ordinary shares at an average price of USD 3.87 per ADS. The board of directors has resolved to ask the shareholders to approve an extension of the buy back plan for a further 18 months during the annual general meeting.

o The shareholders will also be asked to modify certain provisions of the articles of association in order to reflect recent changes in Italian law and to increase the number of the members of the Board of Directors from six to seven.



                                    * * * * *

Ennio De Rigo, Chairman of the De Rigo Group, commented on 2003's results: "We successfully closed a year that had started with difficulty as a result of the negative effect on consumption of the SARS outbreak and the Iraqi war. The decline in our sales results caused by the appreciation of the Euro was largely offset by the impact of good customer response to our licensed brands collections and by the positive results of the strategy of supporting our owned brands collections. The successful implementation of marketing strategies at D&A and store network expansion at GO helped us to continue to gain market share in our retail business: this will continue to be our main focus for 2004.

Our continuous research for greater efficiencies in our manufacturing and distribution processes, strong control of all operating costs and high attention to customer needs, well balanced with a targeted expansion strategy, have been the right choice to achieve a strong enhancement of our earnings results in a period in which our industry is suffering in terms of both sales and margins."


                                    * * * * *

The De Rigo board of directors would like to take this opportunity to commemorate the enormous contribution of director Professor Claudio Dematte to the development and realization of the Group's strategic vision through his service on the board since 1995. Professor Dematte's tragic death earlier this month has deprived De Rigo and corporate Italy of one of its most thoughtful leaders.


                                    * * * * *


De Rigo is one of the world's largest manufacturers and distributors of premium eyewear, the major optical retailer in Spain through General Optica, one of the leading retailers in the British optical market through Dollond & Aitchison and a partner of the LVMH Fashion Group for the manufacture and distribution of Fendi, Givenchy, Loewe and Celine eyewear. De Rigo also manufactures and distributes the licensed brands Etro, Fila, Furla, La Perla, Mini and Onyx and its own brands Police, Sting and Lozza.

                         DE RIGO S.p.A. AND SUBSIDIARIES

                   UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
                             (In thousands of Euro)


                                                        For the twelve months
                                                          ended December 31,
                                                        --------       --------
                                                           2003           2002
                                                        --------       --------

NET SALES ........................................       504,801        512,459

COST OF SALES ....................................       202,040        203,208
                                                        --------       --------

GROSS PROFIT .....................................       302,761        309,251
                                                        --------       --------

COSTS AND EXPENSES
    Commissions ..................................        13,432         16,381
    Advertising and promotion expenses ...........        32,644         34,854
    Other selling expenses .......................       195,532        203,011
    General and administrative expenses ..........        36,299         38,278

                                                        --------       --------
                                                         277,907        292,524
                                                        --------       --------

INCOME FROM OPERATIONS ...........................        24,854         16,727
                                                        --------       --------

OTHER (INCOME) EXPENSES
    Interest expense .............................         2,217          4,025
    Interest income ..............................          (718)          (633)
    Other (income) expenses, net .................       (14,483)         3,566
                                                        --------       --------
                                                         (12,984)         6,958
                                                        --------       --------

INCOME BEFORE INCOME TAXES .......................        37,838          9,769
                                                        --------       --------

INCOME TAXES .....................................        14,935             46

                                                        --------       --------

INCOME BEFORE MINORITY INTEREST
                                                          22,903          9,723

MINORITY INTEREST ................................         4,425           (922)
                                                        --------       --------

NET INCOME .......................................        18,478         10,645
                                                        ========       ========

                         DE RIGO S.p.A. AND SUBSIDIARIES

                      UNAUDITED CONSOLIDATED BALANCE SHEETS
                             (In thousands of Euro)





                                                      -----------------  -----------------
                                                        December 31,       December 31,
                                                            2003               2002
                                                      -----------------  -----------------
ASSETS
Current assets:
      Cash and cash equivalents.....................            19,634             21,028
      Investment in debt securities.................                 0              1,907
      Accounts receivable, trade, net of allowances
      for doubtful accounts.........................            61,938             80,414

      Inventories...................................            49,366             59,338
      Deferred income taxes.........................            13,018             12,332
      Prepaid expenses and other current assets.....            12,393             20,464
                                                      -----------------  -----------------
Total current assets................................           156,349            195,483

Property, plant and equipment:
      Land..........................................            16,848             17,877
      Buildings.....................................            54,587             56,513
      Machinery and equipment.......................            25,491             24,739
      Office furniture and equipment................            82,800             84,442
      Construction in progress......................                 -                280
                                                      -----------------  -----------------
                                                               179,726            183,851
      Less: accumulated depreciation.................         (70,643)           (62,946)
                                                      -----------------  -----------------
Property, plant and equipment, net...................          109,083            120,905

Goodwill and intangible assets.......................          103,891            114,707
Other non current assets.............................            7,564              8,806

                                                      -----------------  -----------------
                TOTAL ASSETS........................           376,887            439,901
                                                      =================  =================


                         DE RIGO S.p.A. AND SUBSIDIARIES

                      UNAUDITED CONSOLIDATED BALANCE SHEETS
                             (In thousands of Euro)


                                                      -----------------  -----------------
                                                        December 31,       December 31,
                                                            2003               2002
                                                      -----------------  -----------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Bank borrowings..................................           22,569             85,180
    Current portion of long-term debt................              166                218
    Accounts payable, trade..........................           66,141             76,323
    Due to related party.............................                -                  -
    Commissions payable..............................              895              1,553
    Income taxes payable.............................            5,452              3,334
    Deferred income taxes............................            1,392              1,005
    Accrued expenses and other current liabilities...
                                                                27,223             31,973
                                                      -----------------  -----------------
Total current liabilities............................          123,838            199,586

Termination indemnities and other employee benefits..
                                                                 9,755              8,926
Deferred income taxes................................            8,670             10,068
Long -term debt, less current portion................              497                696
Other non current liabilities........................            7,243              8,508

Shareholder's equity:
    Capital stock....................................           11,626             11,626
    Additional paid-in capital.......................           54,490             54,490
    Retained earnings................................          161,413            142,935
    Foreign currency translation.....................          (5,682)            (1,971)
    Revaluation surplus..............................            5,037              5,037
                                                      -----------------  -----------------
Total shareholders' equity...........................          226,884            212,117
                                                      -----------------  -----------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY...........         376,887            439,901
                                                      =================  =================

Reconciliation of EBITDA with most directly comparable GAAP measure (in millions of Euro)

                                                      -------------------------------------------
De Rigo Group                                                   2003           2002      % Change
                                                      -------------------------------------------
Income from operations                                          24.9            16.7      +49.1%
Amortization of goodwill                                         6.8             6.4       +6.2%
Amortization of other intangibles                                2.4             2.8      -14.3%
Depreciation                                                    17.7            18.4       -3.8%
                                                      -------------------------------------------
EBITDA                                                          51.8            44.3      +16.9%

                                                      -------------------------------------------
Wholesale & Manufacturing                                       2003           2002      % Change
                                                      -------------------------------------------
Income from operations                                          13.6             7.2      +88.9%
Amortization of goodwill                                         0.8             0.3     +166.7%
Amortization of other intangibles                                1.0             1.0       +0.0%
Depreciation                                                     3.0             3.0       +0.0%
                                                      -------------------------------------------
EBITDA                                                          18.4            11.5      +60.0%

                                                      -------------------------------------------
Retail                                                          2003           2002      % Change
                                                      -------------------------------------------
Income from operations                                           9.6            10.4       -7.7%
Amortization of goodwill                                         6.0             6.1       -1.6%
Amortization of other intangibles                                1.3             1.5      -13.3%
Depreciation                                                    14.3            14.2       +0.7%
                                                      -------------------------------------------
EBITDA                                                          31.2            32.2       -3.1%

                                                      -------------------------------------------
Dollond & Aitchison                                             2003           2002      % Change
                                                      -------------------------------------------
Income from operations                                           1.2             1.5      -20.0%
Amortization of goodwill                                         1.6             1.7       -5.9%
Amortization of other intangibles                                0.5             0.7      -28.6%
Depreciation                                                     6.8             7.1       -4.2%
                                                      -------------------------------------------
EBITDA                                                          10.1            11.0       -8.2%

                                                      -------------------------------------------
General Optica                                                  2003           2002      % Change
                                                      -------------------------------------------
Income from operations                                           8.4             8.9       -5.6%
Amortization of goodwill                                         4.4             4.4       +0.0%
Amortization of other intangibles                                0.8             0.8       +0.0%
Depreciation                                                     7.5             7.1       +5.6%
                                                      -------------------------------------------
EBITDA                                                          21.1            21.2       -0.5%

                                                      -------------------------------------------
EID                                                             2003           2002      % Change
                                                      -------------------------------------------
Income from operations                                           1.7            -0.9     +288.9%
Amortization of goodwill                                         0.0             0.0           -
Amortization of other intangibles                                0.1             0.3      -66.7%
Depreciation                                                     0.4             1.2      -66.7%
                                                      -------------------------------------------
EBITDA                                                           2.2             0.6     +266.7%

Reconciliation of Net Financial Position with most directly comparable GAAP measure
(in millions of Euro)


                                                      ----------------------------------
                                                            December 31,    December 31,
                                                                2003            2002
                                                      ----------------------------------
Cash and cash equivalents                                           19.6           21.0
Marketable securities                                                0.0            1.9
Bank Borrowings                                                    -22.5          -85.2
Current portion of long term debt                                   -0.2           -0.2
Long term debt, less current portion                                -0.5           -0.7
                                                      ----------------------------------
Net Financial Position                                              -3.6          -63.2

Reconciliation of Net Sales at constant exchange rates with most directly comparable GAAP measure (in millions of Euro)

                                    -----------------------------------------------------------------------------
                                        2002        2003                     2003           2003
                                      Reported    Reported   % change     Effect of       Sales at     % change
                                       sales        sales                application      constant
                                                                         of constant   exchange rates
                                                                        exchange rates   (Non-GAAP)
                                    -----------------------------------------------------------------------------
Wholesale & Manufacturing                 141.1       136.2     -3.5%          2.2           138.4         -1.9%
Retail                                    359.6       361.5     +0.5%         23.2           384.7         +7.0%
         - D&A                            236.2       230.8     -2.3%         23.2           254.0         +7.5%
         - GO                             123.4       130.7     +5.9%          0.0           130.7         +5.9%
EID                                        31.2        19.8    -36.5%          0.0            19.8        -36.5%
Elimination of Intercompany Sales         -19.4       -12.7    -34.5%          0.0           -12.7        -34.5%
                                    -----------------------------------------------------------------------------
Consolidated net sales                    512.5       504.8     -1.5%         25.4           530.2         +3.5%
                                    -----------------------------------------------------------------------------


                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         Date: March 31, 2004                    DE RIGO S.p.A.


                                                   By: /s/ Ennio De Rigo
                                                       -----------------
                                                       Ennio De Rigo
                                                       Chairman of the Board and
                                                       Chief Executive Officer